

DEAN HELLER
Secretary of State

206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

Entity #
E0275572005-7
Document Number:
20050171673-62

Date Filed:
5/9/2005 11:21:24 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	OKANA VENTURES, INC.

2. Resident Agent Name and Street Address: *(must be a Nevada address where process may be served)*

NEVADA CORPORATE HEADQUARTERS, INC. Name			
101 CONVENTION CENTER DR. STE 700 Street Address	LAS VEGAS City	NEVADA State	89109 Zip Code
PO BOX 27740 Optional Mailing Address	LAS VEGAS City	NV State	89126 Zip Code

3. Shares: *(number of shares corporation authorized to issue)*

Number of shares with par value: 100,000,000 Par value: $ .0001	Number of shares without par value:

4. Names & Addresses of Board of Directors/Trustees: *(attach additional pages if there is more than 3 directors/trustees)*

1 DIANNA R. TEMPLE Name			
PO BOX 27740 Street Address	LAS VEGAS City	NV State	89126 Zip Code
2 Name			
Street Address	City	State	Zip Code
3 Name			
Street Address	City	State	Zip Code

5. Purpose: *(optional-see instructions)*

The purpose of this Corporation shall be:
Engaging in any lawful activity, with or without the State of Nevada.

6. Names, Address and Signature of Incorporator. *(attach additional pages if there is more than 1 incorporator)*

DIANNA R. TEMPLE Name	Signature		
PO BOX 27740 Address	LAS VEGAS City	NV State	89126 Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

Authorized Signature of R/A or On Behalf of R. A. Company   5/09/05   Date

This form must be accompanied by appropriate fees. See attached fee schedule.

ARTICLES OF INCORPORATION
OF
OKANA VENTURES, INC.
a Nevada Corporation

I, the undersigned, being the original incorporator herein named, for the purpose of forming a Corporation under the General Corporation Laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true:

ARTICLE I
NAME
The name of the Corporation is OKANA VENTURES, INC.

ARTICLE II
RESIDENT AGENT & REGISTERED OFFICE
Section 2.01. Resident Agent. The name and address of the Resident Agent for service of process is Nevada Corporate Headquarters, Inc., 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109. Mailing Address: P.O. Box 27740, Las Vegas, NV 89126.

Section 2.02. Registered Office. The address of its Registered Office is 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109.

Section 2.03. Other Offices. The Corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of Directors and Stockholders held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE III
PURPOSE
The Corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

ARTICLE IV
SHARES OF STOCK
Section 4.01 Number and Class. The Corporation shall authorize the issuance of a single class of Capital Stock in the amount of one hundred million 100,000,000 shares of Common Stock, at .0001 par value.

Notwithstanding the foregoing these Articles hereby vest the Board of Directors of the Corporation with such authority as may be necessary to prescribe such classes, series and numbers of each class or series of Stock. In addition the Board is hereby vested with such authority as may be necessary to prescribe the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Stock created. All classes of Stock may be issued from time to time without action by the Stockholders.

Section 4.02. <u>No Preemptive Rights</u>. Unless otherwise determined by the Board of Directors, holders of the Stock of the Corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the Corporation, nor to any right of subscription thereto.

Section 4.03. <u>Non-Assessability of Shares</u>. The Shares of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no Stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

ARTICLE V
DIRECTORS

Section 5.01. <u>Governing Board</u>. The members of the Governing Board of the Corporation shall be styled as Directors.

Section 5.02. <u>Initial Board of Directors</u>. The initial Board of Directors shall consist of not less than one (1), and not more than seven (7) members. The name and address of an initial member of the Board of Directors is as follows:

<u>NAME</u>   <u>ADDRESS</u>

Dianna R. Temple   P.O. Box 27740
                                     Las Vegas, Nevada 89126

This individual shall serve as Director until the first annual meeting of the Stockholders or until his successor(s) shall have been elected and qualified.

Section 5.03. <u>Change In Number of Directors</u>. The number of Directors may be increased or decreased by a duly adopted amendment to the Bylaws of the Corporation.

ARTICLE VI
INCORPORATOR

The name and address of the incorporator is Nevada Corporate Headquarters, Inc., P.O. Box 27740, Las Vegas, Nevada 89126.

ARTICLE VII
PERIOD OF DURATION

The Corporation is to have a perpetual existence.

ARTICLE VIII
DIRECTORS' AND OFFICERS' LIABILITY

A Director or Officer of the Corporation shall not be personally liable to this Corporation or its Stockholders for damages for breach of fiduciary duty as a Director or Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of distributions. Any repeal or modification of this Article by the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE IX
INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such Directors, Officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of Stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Stockholders or Board of Directors may adopt by-laws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other

enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE X
AMENDMENTS

Subject at all times to the express provisions of Section 4.03 which cannot be amended, this Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws, and all rights conferred upon the Stockholders are granted subject to this reservation.

ARTICLE XI
POWERS OF DIRECTORS

In furtherance and not in limitation of the powers conferred by statute the Board of Directors is expressly authorized:

(1)   Subject to the Bylaws, if any, adopted by the Stockholders, to make, alter or repeal the Bylaws of the Corporation;

(2)   To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the Corporation;

(3)   To authorize the guaranty by the Corporation of securities, evidences of indebtedness and obligations of other persons, Corporations and business entities;

(4)   To set apart out of any of the funds of the Corporation available for distributions a reserve or reserves for any proper purpose and to abolish any such reserve;

(5)   By resolution, to designate one or more committees, each committee to consist of at least one Director of the Corporation, which, to the extent provided in the resolution or in the Bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors; and

(6)   To authorize the Corporation by its Officers or agents to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation, except and to the extent that any such statute shall require action by the Stockholders of the Corporation with regard to the exercising of any such power or the doing of any such act or thing.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, except as otherwise provided herein and by law.



CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **OKANA VENTURES, INC.**, did on May 9, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 10, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

